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                                                --------------------------------
                                                                    OMB APPROVAL
          UNITED STATES                         --------------------------------
SECURITIES AND EXCHANGE COMMISSION              OMB NUMBER           3235-0145
      WASHINGTON, D.C. 20549                    EXPIRES:     DECEMBER 31, 1997
                                                ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE.......14.90
                                                --------------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           Pac Rim Holding Corporation
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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                  693-71P-10-0
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                                 (CUSIP Number)

            J. Chris Seaman, Superior National Insurance Group, Inc.,
              26601 Agoura Rd., Calabasas, CA 91302 (818) 880-1600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 4, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO.          693-71P-10-0                                           PAGE 2

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   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Superior National Insurance Group, Inc.
         95-3994873
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                        (b)  / /

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*
         00

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
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        NUMBER OF            7    SOLE VOTING POWER

         SHARES                   40,100
                          ------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER

        OWNED BY                  0
                          ------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                 40,100
                          ------------------------------------------------------
         PERSON              10   SHARED DISPOSITIVE POWER

          WITH                    0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         40,100

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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 1%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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The statement on Schedule 13D, filed September 26, 1996 (the "Initial Filing")
that relates to the Common Stock, $0.01 par value per share, CUSIP Number 693-71P-10-0 of Pac Rim Holding Corporation, a Delaware corporation, is amended by the undersigned (this "Amendment No. 1") as follows (capitalized terms used herein, but otherwise not defined herein, shall have the meanings ascribed to such terms in the Initial Filing).

Item 1.  Security and Issuer

No material change has occurred in the facts set forth in response to this item of the Initial Filing.

Item 2.  Identity and Background

No material change has occurred in the facts set forth in response to this item of the Initial Filing, except as discussed below:

On October 4, 1996, Allstate Insurance Company, an Illinois Insurance Company ("Allstate"), executed each of the Purchase Agreement and the Voting Agreement, and as a consequence, shall be deemed a "Principal Shareholder" for purposes of this Amendment No. 1 and the Initial Filing.

Item 3.  Source and Amount of Funds or Other Consideration

No material change has occurred in the facts set forth in response to this item of the Initial Filing.

Item 4.  Purpose of Transaction

No material change has occurred in the facts set forth in response to this item of the Initial Filing.

Item 5.  Interest in the Securities of the Issuer

No material change has occurred in the facts set forth in response to this item of the Initial Filing, except as discussed below:

A. Based on 16,800,727 shares of Issuer Common Stock and Common Stock Equivalents voting upon the Acquisition Agreements, the Principal Shareholders, with the addition of Allstate, have committed to vote 9,741,277 shares of Issuer Common Stock and Common Stock Equivalents in favor of the Acquisition Agreements, which represents approximately 60.0% of the outstanding Issuer Common Stock plus Common Stock Equivalents.

In addition, since the date of the Initial Filing, SNIG, through its subsidiary, Superior National Insurance Company ("SNIC"), has purchased 40,000 shares of Issuer Common Stock, and as a result, beneficially owns as of the date of this Amendment No. 1, an aggregate of 40,100 shares of Issuer Common Stock. See Paragraph C below.



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

B. No material change has occurred in the facts set forth in this paragraph of this item of the Initial Filing, except as follows:

SNIG has sole power to vote and dispose all 40,100 shares of Issuer Common Stock beneficially owned by SNIG through its subsidiary SNIC.


C. No material change has occurred in the facts set forth in this paragraph of this item of the Initial Filing, except as follows:

Since the date of the Initial Filing, the Company effected the following purchases of Issuer Common Stock in open-market transactions on the Nasdaq National Market:


                Date                    Number of Shares               Price Per Share
                ----                    ----------------               ---------------
              10/8/96                         5,000                        $2.8125

              10/8/96                        10,000                       $2.78125

             10/16/96                        25,000                         $2.855


D. No material change has occurred in the facts set forth in this paragraph of this item of the Initial Filing, except that Allstate has no affiliation with Richard H. Pickup and shall not be deemed a "Principal Shareholder" for purposes of this paragraph D only.

E. No material change has occurred that would require changing the response given to this item of the Initial Filing.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change has occurred in the facts set forth in response to this item of the Initial Filing, except as discussed below:

A.  Voting Agreement (previously filed as part of the Initial Filing).

No material change has occurred in the facts set forth in this paragraph of this item of the Initial Filing, except as discussed below:

As discussed in Item 2, Allstate executed the Voting Agreement, and as a result, is now subject to its terms and conditions. In addition, in the event a Breakup Fee becomes payable to SNIG under the Acquisition Agreements, Allstate alone has not agreed to pay to SNIG the
                   ---



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difference between the price received for its Debentures and Series 1, 2 and 3
Detachable Warrants of Issuer under the Acquisition Proposal (when consummated) and the Acquisition Agreements.

B.  Merger Agreement (previously filed as part of the Initial Filing).

No material change has occurred in the facts set forth in this paragraph of this item of the Initial Filing.

C. Purchase Agreement (previously filed as part of the Initial Filing).

No material change has occurred in the facts set forth in this paragraph of this item of the Initial Filing, except as discussed below:

As discussed in Item 2, Allstate executed the Purchase Agreement, and as a result, is now subject to its terms and conditions. In addition, under the Purchase Agreement, SNIG will acquire from Allstate all of the Debentures and warrants to purchase Issuer Common Stock owned by it for the Debenture Purchase Price and the Warrant Purchase Price. The Debenture Purchase Price is equal to the price per share of Issuer Common Stock payable under the Merger Agreement multiplied by the number of Common Stock Equivalents represented by the principal amount of Debentures held by Allstate.




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Item 7.           Material to be Filed as Exhibits

                  The Filing Person files as exhibits to this Amendment No. 1 the following:

                  Exhibit 1 Allstate's conformed signature page to the Voting Agreement dated as of September 17, 1996, by and among the Filing Person and the parties listed on the signature pages thereto*

                  Exhibit 2 Allstate's conformed signature page to the Series A Convertible Debentures and Series 1, 2 and 3 Detachable Warrant Purchase Agreement dated as of September 17, 1996, by and among the Filing Person, Allstate Insurance Company, an Illinois Insurance Company, and Prac Limited Partnership, a Nevada limited partnership*



* Filed as an exhibit to SNIG's statement on Schedule 13D on September 26, 1996.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 1996

                                       SUPERIOR NATIONAL INSURANCE GROUP,
                                       INC.

                                       /s/ J. Chris Seaman
                                       -----------------------------------
                                       Signature


                                       J. Chris Seaman
                                       Executive Vice President


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                                  EXHIBIT INDEX

Exhibit 1 Allstate's conformed signature page to the Voting Agreement dated as of September 17, 1996, by and among the Filing Person and the parties listed on the signature pages thereto*


Exhibit 2 Allstate's conformed signature page to the Series A Convertible Debentures and Series 1, 2 and 3 Detachable Warrant Purchase Agreement dated as of September 17, 1996, by and among the Filing Person Allstate Insurance Company, an Illinois Insurance Company, and Prac Limited Partnership, a Nevada limited partnership*




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